UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒             Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 13, 2014

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex acts as Joint Lead Arranger of a $60 million, 3-year senior unsecured club loan for Banco Santander Perú, S.A. (“BSP”)

Panama City, Republic of Panama, March 13, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced today the recent closing of a US$60 million, 3-year Term Loan Facility in favor of Banco Santander Perú (“BSP”). Established in 2007 to operate as a multiple-purpose banking institution, Banco Santander Perú is controlled by Banco Santander, S.A.

The Facility was structured as a club deal between Bladex, Banco de Crédito e Inversiones S.A. (“BCI”), and Mizuho Bank, Ltd. (“Mizuho”), which together acted as Joint Lead Arrangers. Bladex is also the Administrative Agent under the Facility.

This transaction broadens Banco Santander Perú’s base of lending banks, establishing and strengthening relationships with BCI and Mizuho. Proceeds will be used for general corporate purposes, supporting BSP’s U.S. dollar funding requirements for 2014.

Alejandro Jaramillo, Head of Loan Structuring & Distribution at Bladex, stated: "This important transaction continues to demonstrate Bladex’s origination and structuring capabilities in the Latin American loan market, and highlights the Bank´s commitment to supporting its clients in securing medium-term funding. It also underscores Bladex´s strong ties with both Latin American and international financial institutions, allowing the Bank to partner up with highly reputable banks in transactions throughout the region."

Bladex is a Panama-based supranational bank established by the central banks of Latin American and Caribbean countries, to promote foreign trade and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks, and other state-owned entities representing 23 Latin American countries, as well as commercial banks, and institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For more information, please access our website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer, Bladex

Business Park Torre V, Piso 5 / Avenida La Rotonda / Urbanización Costa del Este

Panama City, Panama

Tel: (+507) 210-8630

E-mail address: cschech@bladex.com